Exhibit 4a

CERNER CORPORATION
     The Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
     The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	–	as tenants in common	UNIF GIFT MIN ACT–	Custodian
TEN ENT	–	as tenants by the entireties		(Cust) (Minor)
JT TEN	–	as joint tenants with right		under Uniform Gifts to Minors
of survivorship and not as
		tenants in common		Act
(State)
Additional abbreviations may also be used though not in the above list.

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION PURSUANT TO S.E.C. RULE 17AD-15.

SIGNATURE(S) GUARANTEED BY: